Mail Stop 3561
      November 22, 2005

Via U.S. Mail and Facsimile

Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, OK 74137

RE:	Empire Petroleum Corporation
Form 10-KSB for the Fiscal Year Ended December 31, 2004
File No. 001-16653

Dear Mr. Whitehead:

      We have reviewed your response letter dated November 16, 2005, and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

      Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3)
of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.




Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis, page 9
Results of Operations, page 15

1. We note from your response to prior comment number one that you intend to amend your annual reports filed on Form 10-KSB for the fiscal periods ended December 31, 2003 and 2004, in addition to your quarterly reports filed on Form 10-QSB for all quarterly periods in fiscal 2004 and the first two quarterly periods of fiscal 2005. You also indicate in your response that you were not yet subject to the provisions of SFAS No. 146 and therefore, evaluated the costs associated with the operating lease of your Canadian office as exit costs that qualified for accounting under EITF No. 88-10. While we acknowledge that the guidance under SFAS No. 146 was not yet applicable, costs resulting from an exit plan that are not associated with or that do not benefit activities that will be continued were subject to the accounting guidance prescribed under EITF No. 94-3, "Liability recognition for Certain Employee Termination Benefits and
Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," prior to the effectiveness of SFAS No. 146. In this regard, since you were aware of the subtenant`s intent to not continue subleasing the office space in the fourth quarter of fiscal
2002 and management`s had previously committed to exit these facilities, it appears a liability for the remaining lease costs should have been recognized in the fourth quarter of fiscal 2002, when receipt of future sublease rentals was no longer probable. Under these circumstances, we would expect an entity to revise its estimate of the exit costs to account for such change in events upon knowledge of such new information or subsequent events in accordance with APB No. 20. Please tell us in clear and concise detail how you considered EITF No. 94-3 in your analysis with respect to the treatment of the exit costs associated with your Canadian office. Please provide us with a timeline of the events and the actual and revised amounts associated with each interim and annual period affected. Tell us how the amounts were calculated and whether the variance for each affected period was material. If you do not believe you were subject to the accounting for such exit costs under
EITF No. 94-3, please explain in detail as to why.


2. Please note that the Company should ensure that it makes all necessary disclosures required by APB No. 20 as well as clearly explain the restatement. Please label all columns of the restated financial statements as "Restated." In addition, the company should reassess its prior disclosures in its Forms 10-KSB and 10-QSB regarding its assessment of its disclosures controls and procedures in light of the restatements.

********

      You may contact Jean Yu at (202) 551-3305 or Linda Cvrkel,
Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



								Linda Cvrkel
								Branch Chief
Albert E. Whitehead
Empire Petroleum Corporation
November 22, 2005
Page 1